Exhibit (e)(17)

Arbeitsvertrag Der folgende Vertrag wird geschiossen zwlschen	Employment Contract The following contract is concluded between

Motive Communications Deutschland GmbH,
Leopoldstraβe 236
80807 München/Munich
Deutschland/Germany

- im folgenden “Arbeitgeber” genannt -	- hereinafter referred to as “EMPLOYER”
and	and

Markus Remark
Markt Schwabener Straβe 20
85464 Finsing
Germany

- im folgenden “Arbeitnehmer”	- hereinafter referred to as
genannt-	“EMPLOYEE” -

§1	§1
Vertragsdauer and Beschäftigung	Duration and Type of Employment
(1) Der Arbeitnehmer wird ab 1. September 2003 als Service Director, EMEA eingestellt and wird in dieser Funktion bis auf weiteres direkt an Aramis Alvarez, berichten.	(1) The EMPLOYEE is engaged as of 01 September 2003 as Service Director, EMEA and he will report in this capacity directly to Aramls Alvarez, until further notice.
(2) Die ersten drei Monate des Arbeltsverhaltnisses gelten als Probezeit. Während dieser Zelt kann das Arbeitsverhältnis von belden Selten mit elner Frist von 6 Wochen gekündigt werden. Danach gilt eine Kündingungsfrist von 3 Monaten. Vor Beginn des Arbeitsverhältnlsses ist die Kündigung ausgeschlossen.
(2) The first three months of the employment relationship are treated as a probationary period, during which both parties to this agreement may terminate the employment contract with a notice period of six works: After that the notice period will be three month. Notice of termination before commencement of employment is excluded.
(3) Der Arbeitgeber behält sich vor, dem Arbeitnehmer auch eine andere als die unter Abs. 1 genannte, seiner Vorbildung and seinen Fähigkelten entsprechende zumutbare Tätigkeit-auch an elnem anderen Ort-zu Obertragen.
(3) The EMPLOYER reserves the right to assign a job to the EMPLOYEE which is different from the one stated in para. (1) - as well at another place but which can be reasonably expected of him. The assignment of the job must be in accordance with the EMPLOYEE’s previous training and capabilities.
(4) Der Arbeitnehmer verpflichtet sich, die, während seiner Tätigkeit auf Ihn zukommenden Aufgaben gewlssenhaft and nach bestem Vermögen zu erfüllen, and in jeder Hinsicht die Interessen des Arbeitgebers zu wahren.
(4) The EMPLOYEE undertakes to discharge the duties he encounters during his employment conscientiously and with the best possible efforts, and to safeguard the interests of the EMPLOYER at all times.

§2	§2
Arbeitszeit and Nebentätigkeit	Working hours and Additional Occupation
(1) Der Arbeitnehmer wird seine ganze Arbeitskraft, Fähigkeiten and Kenntnisse dem Arbeitgeber zur Verfügung stellen. Die gewöhnliche wöchentliche Arbeitszeit beträgt 40 Stunden. Der Arbeitnehmer wird, soweit dies erforderlich ist, auch über die gewöhnliche Arbeitszelt hinaus tätig warden and im Rahmen der gesetzllchen Möglichkeiten Mehrarbeit leisten.
(1) The EMPLOYEE will dedicate his entire working capacities, his entire capabilities and knowledge to the EMPLOYER. The basic workweek is 40 hours. The EMPLOYEE may be required to work overtime.
(2) Während der Dauer des Arbeitsverhältnlsses ist jede entgeltliche Nebentätigkelt nur mit vorheriger schriftlicher Zustimmung des Arbeitgebers zulässig.	(2) During the term of employment, any gainful activity requires the previous written consent of the EMPLOYER.

§3	§3
Vergütung	Remuneration
(1) Das Bruttojahresgrundgehalt beträgt 172.000,00 EUR and wird in zwoif gleichen Raten zu je 14,333,33 EUR brutto ausgezahlt Die Vergütung erfolgt bargeldlos am Ende des laufenden Monats auf ein Bankkonto des Arbeitnehmers.
(1) The gross annual base salary amounts to 172,000.00 EUR payable in twelve equal instalments in the amount of 14,333.33 EUR gross. Payment of the remuneration shall be made by non-cash transfer at the end of the current month onto the EMPLOYEE’S bank account.
(2) Mit der vörstehenden Vergütung ist auch dle vom Arbeltnehmer geleistete Mehrarbeit abgegolten.	(2) Overtime work is covered by the above-mentioned remuneration.

§3	§3
Vergütung	Remuneration
(3) Der Mitarbeiter verpflichtet sich, jede eventuelie Gehaltsüberzahlung ohne Rücksicht auf eine noch vorhandene Bereicherung an den Arbeitgeber zurückzuzahlen.	(3) The EMPLOYEE commits himself to pay back every potential salary overpayment to the EMPLOYER independent, if an enrichment is given or not.

§ 4	§ 4
Beendigung des Arbeitsverhälthnisses	Termination of the Employment
(1) Nach Ablauf der Probezeit gemäβ § 1 Abs. 2 dieses Vertrags kann das Arbeitsverhaltnis von belden Partelen unter Einhaltung der gesetzlichen Kündigungsfrist von vier Wochen zum 15. oder zum Ende eines Kalendermonats gekündigt werden. Jede gesetzliche Vertängerung der Kündigungsfrist zugunsten des Arbeitnehmers gilt in gieicher Weisc auch zugunsten des Arbeitnehmers.
(1) Upon termination of the probationary period under section 1 para. 2 of this contract, employment may be terminated by either party under observation of the statutory notice period of four weeks taking effect on the 15th or at the end of a calendar month. Any extension of the notice period in favour of the EMPLOYEE stipulated by law shall equally apply in favour of the EMPLOYER.
(2) Der Arbeitgeber ist berechtigt, den Arbeitnehmer ohne Angabe von Gründen und unter Weitergewährung der vertraglichen Bezüge jederzeit, insbesondere im Falle einer Kündigung, von der Arbeitsleistung frelzustellen. Die Zeit der Freistellung wird auf den Jahresuriaub angerechnet.
(2) The EMPLOYER shall be entitled to grant leave of absence to the EMPLOYEE at any time, especially in case of a dismissal or giving in the EMPLOYEE’s notice, without stating reasons and with continued payments according to this contract Leave of absence granted in this manner shall be set off against any vacation entitlement.
(3) Das Recht zur fristiosen Kündigung aus wichtigem Grund bleibt unberührt. Eine unwirksame fristiose Kündigung gilt als ordentliche Kündilgung zum nächstmöglichen zulässigen Termin.	(3) The termination of the employment with immediate effect for material reasons remains unaffected. An invalid termination with immediate effect is regarded as regular termination as from the next possible permitted time.
(4) Die Kündigung muβ schriftlich erfolgen.	(4) Notice of termination of employment must be submitted in writing.
(5) Ohne daβ es einer Kündigung bedarf, endet das Arbeitsverhältnis automatisch spätestens mit Abiauf des Monats, in dem der Arbeitnehmer sein 65. Lebensjahr vollendet.	(5) The employment relationship shall terminate without the need of a formal termination at the end of the month in which the EMPLOYEE completes his sixty-fifth year of life.

§ 5	§ 5
Urlaub	Vacation
(1) Der Arbeitnehmer erhält kalenderjähriich 25 Arbeitstage Erholungsurlaub, Als Arbeitstage gelten alle Kalendertage, die keine Samstage, Sonntage oder gesetzliche Feiertage am Sitz der Arbeitgebarin sind.
(1) The EMPLOYEE shall be entitled to an annual vacation of twenty five working days. As working days all calendar days are considered which are no Saturdays, Sundays or statutory holidays at the seat of the EMPLOYER.
(2) Die Festiegung des Uriaubs erfolgt durch den Arbeitgeber unter Berücksichtigung der Wünsche des Arbeitnehmers. Dringende betriebliche Gründe gehen vor.	(2) The time of vacation shall be determined by the EMPLOYER taking into consideration the personal wishes of the EMPLOYEE. Important interests of the EMPLOYER have priority.

§ 5	§ 5
Urlaub	Vacation
(3) Der Urlaubsanspruch für ein Kalenderjahr muβ in dem Kalenderjahr genommen werden. Eine Übertragung auf das nächste Kalenderjahr ist nur statthaft, wenn dringende betriebliche Oder in der Person des Arbeitnehmers liegende Gründe dies rechtfertigen. Im Fall der Übertragung muβ der Urlaub in den ersten drel Monaten des folgenden Kalen, derjahres gewährt und genommen werden. Eine Entschädigung für nicht genommenen Urlaub wird nicht gewährt
(3) All claims to accrued vacation for a calendar year must be exercised in that calendar year. A carry forward of accrued vacation is only permissible if material reasons, of the EMPLOYER or EMPLOYEE, are present The carry forward has to be exercised within the first three months of the calendar year following the calendar year in which the vacation became due. The EMPLOYER does not grant a compensation for holiday which was not taken in time.
(4) Bei unterjährigem Beginn der Tätigkeit oder Austritt aus dem Unternehmen des Arbeitgebers hat der Arbeitnehmer lediglich Anspruch auf den entsprechenden Pro-Rata-Anteil des Jahresuriaubs.	(4) Upon beginning or termination of employment at times other than the beginning of the calendar year the EMPLOYEE shall be entitled to a pro rata holiday period.

§6	§6
Spesen	Expenses
(1) Alle Reisekosten und sonstigen Ausiagen, die vom Angestellte im Interesse des Arbeitgebers aufgewendet werden, werden im Rahmen der in Deutschland steuerllch zulässigen Sätze nach Voriage von Belegen erstattet.
(1) All travel expenses and other expenses incurred by the EMPLOYEE in the interest of the EMPLOYER shall be reimbursed by the EMPLOYER upon submission of receipts, provided they remain within the limits applied for tax purposes in Germany.
(2) Der Arbeltnehmer erklǎrt slch bereit, bel anfallenden Geschǎftsreisen selnen privaten Pkw zu benutzen, so-welt die Benutzung des Pkw zweckmǎBig und angemessen 1st. Er 1st dafǔr verantwortlich, dass das Fahrzeug ordnungsgemǎβ versichert 1st und sich in einem verkehrstauglichen Zustand befindet.
(2) The Employee agrees to use his privately owned car on business trips where the use of the car is practical and appropriate. He is responsible for proper insurance of the vehicle and compliance with all regulations as to the condition of the vehicle.

§7	§7
Unfall-, Lebens-, Renten- und Berufs-unfähigkaitsversicherung	Accident, Life, Old Age and Incapacity to Work Insurance
Der Arbeitgeber schlieβt für die Dauer des Arbeitsverhältnisses eine Unfall-sowie eine Lebensversicherung ab, deren Leistungen sich im Todes- und Invaliditatsfäll jeweils auf das zweifache des Bruttojahresgehalts gemäβ § 3 Abs. 1 belaufen.	The EMPLOYER shall obtain for the duration of the employment relationship an accident and life insurance policy with a coverage in cases of death and invalidity of twice the gross annual salary according to section 3 para. 1.
Daneben schlieBt der Arbeitgeber für die Dauer des Arbeitsverhältnisses eine Ren ten- und Berufsunfähigkeitsversicherung ab, zu der er jährliche Beiträga In. Höha von insgesamt 3 % des Bruttojahresge-halts gemäβ § 3 Abc. 1 leicter wird.	Furthermore, the EMPLOYER shall obtain for the duration of the employment relationship an accident and life insurance policy for which he will pay contributions in the amount of totally 3% of the gross annual salary acording to section 3 para. 1.

§7	§7
Unfall-, Lebens-, Renten- und Berufs-unfähigkaitsversicherung	Accident, Life, Old Age and Incapacity to Work Insurance
Bezugsberechtigt aus den Versichcherungen ist der Arbeitnehmer, im Todesfail seine Erben. Es geiten die jeweils maβgebenden Versicherungsbedingungen. Die bezahiten Prämien stellen eine zusätzliche Vergütung für die Tätigkeit des Arbeitnehmers dar. Kann diese Vergütung lohnsteuerlich pauschaliert werden, trägt das Unternehmen die pauschale Lohnsteuer; soweit dies nicht möglich ist, trägt der Arbeitnehmer die anfallende Lohnsteuer.	The EMPLOYEE is entitled to payment from the Insurances, and in the case of his death, his heirs. Any applicable insurance terms and conditions shall apply. The premiums paid constitute additional remuneration for the activity of the EMPLOYEE. If this remuneration can be consolidated into a lump sum for Income tax purposes, the EMPLOYER shall bear the lump sum income tax; to the extent this is not possible, the EMPLOYEE shall bear the income tax accruing.

§ 8	§ 8
Verschwiegenheitspfficht	Non-Disclosure of Confidential Information
(1) Der Arbeitnehmer verpflichtet sich, alle ihm anvertrauten oder sonst bekannt gewordenen geschaflichen, betrieblichen oder technischen Informationen, die sich auf den Arbeitgober oder dessen verbundene Untemehmen beziehen und verfraulichen Charakter haben, Dritten nicht zu offenbaren und nicht fur seine ei-genen Zwecke zu verwenden. Dies gilt Insbesondere hinsichtlich der Einzelheiten der Betriebsorganisation, der Beziehungen zu Kunden und Lieferanten und des technlscher. Knowhows des Arbeitgebers sowie Erfindungen und Verbesserungevorschiagen. Diese Verpflichtung gilt sowohl wahrend der Dauer dessen Arbeitsverhältnisses als auch nach dessen Beendigung.
(1) The EMPLOYEE shall not disclose to any third party or use for his personal gain, any confidential technical or other business information which has been entrusted to him, or which has otherwise become known to him and which relates to the EMPLOYER or to any of its related companies. In particular, no information may be disclosed concerning the organisation of the business, the relations with customers and suppliers and the EMPLOYER’S know-how as well as inventions and suggestion for improvements. This obligation shall not expire upon termination of the employment but shall remain in force.
(2) Geschäftliche Unteriagen aller Art einschlieβlich der sich auf dienstliche Angelegenheiten und Tätigkelten beziehenden persönlichen Aufzeichnungen sind sorgfältlg aufzubewahren und dürfen nur zu gesch=aftlichen Zwecken verwendet werden. Das Anfertigen von Abschriften oder Auszögen sowie das Kopleren von Zeichnungen, Kostenberechnungen, Statistiken und ähnlichem und anderer Geschäftsunteriagen ist nur für dienstliche Zwecke zulässig.
(2) Business records of any kind, including private notes concerning company affairs and activities, shall be carefully kept and shall be used only for business purposes, it is not permitted to make copies or extracts or duplicates of drawings, calculations, statistics and the like and of any other business records for purposes other than for the company’s business.
(3) während der Dauer des Arbeitsverhaltnisses hat der Arbeitnehmer Geschäftsunteriagen, Abschriften, Koplen und sonstige Gegenstände, die sich in seinem Besitz befinden und den Arbeltgeber betreffen, auf Anforderung unverzüglich dem Arbeltgeber züruckzugeben. Bei Beendigung des Arbeitsverhäitnisses oder lm Falle der Freistellung des Arbeitnehmers hat dieser unaufgefordert alle Geschäftsunteriagen, Abschriften, Koplen und sonstige Gegenstände, die sich in seinem Besltz befinden und den Arbeitgeber betreffen, dem Arbeitgeber herauczugeben. Dem Arbeitnehmer steht daran kein Zurückbehaltungsrecht zu.
(3) During the term of employment, upon request of the EMPLOYER, the EMPLOYEE shall return immediately all business records, copies thereof and other objects which are in his possession and concern the EMPLOYER. Upon termination of this employment or in case of granted leave of absence the EMPLOYEE shall return of his own accord all business records and copies thereof and other objects which are in his possession and concern the EMPLOYER. The EMPLOYEE shall have no right of re-tention.

§ 9	§ 9
Arbeitsverhinderung	Suspension of Work
(1) Ist der Arbeitnehmer durch Krankheit, Unfall oder aus sonstigen Gründen an der Ausübung seiner Tätigkeit verhindert, so ist er ver- pflichtet, dem Arbeitgeber die Ar-beitsunfähigkeit und deren voraussichtliche Dauer unverzoglich anzuzeigen.
(1) If, through accident, illness or other reasons, the EMPLOYEE is prevented from the execution of his duties, he shall be obliged to notify the EMPLOYER immediately as to the anticipated duration of the disability to work.
(2) Im Falle der Arbeitsunfähigkeit aufgrund von Krankheit oder Unfall 1st der Arbeitnehmer verpflichtet, innerhalb von drei Tagen eine ärztlifche Bescheinigung über das Bestehen der Arbeitsunfähigkeit ab dem ersten Krankheitstag sowie über die voraussichtliche Dauer der Arbeitsunfähigkeit vorzulegen.
(2) In case of disability owing to illness or accident, the EMPLOYEE shall further be obliged to provide a doctor’s certificate with regard to the disability to work as of the first day of illness and with regard to the anticipated duration of the disability to work within three calendar days after the onset of the disability.
Dauert die Arbeitsunfälhigkeit Iänger als in der Bescheinigung angegeben, so 1st der Arbeitnehmer verpflichtet, dem Arbeitgeber eine neue ärztliche Bescheinigung innerhaib von werteren drei Tagen seit Ablauf der vorangegangenen Bescheinigung vorzulegen.
If the disability continues beyond the date stated on the doctor’s certificate, the EMPLOYEE shall submit another doctor’s certificate within three days since the preceding certificate has expired.
(3) Entgeltfortzahlung wird nach den gesetzlichen Bestimmungen gewährt.	(3) The EMPLOYER continues to pay the salary as determined by German law.

§ 10	§ 10
Arbeitnehmererfindungen	Inventions
(1) Für Arbeitnehmererfindungen geiten die Bestimmungen des Arbeitnehmererfindungsgesetzes.	(1) The German law concerning inventions of employees (Arbeitnehmererfindungsgesetz) is applicable to the inventions of the EMPLOYEE. .
(2) Handelt es sich um Erfindungen, Entwicklungen oder andere Schöpfungen des Arbeitnehmers, die nicht unter den sachlichen Anwendungsbereich des Arbeitnehmererfindungsgesetzes, sondern unter den des Urhebergesetzes fallen, so überträgt der Arbeitnehmer bereits hiermit alie diesbezüglichen ausschlieBlichen Verwertungsrechte hinsichtlich aller bekannten Nutzungsarten auf den Arbeitgeber, insbesondere das Recht zur Vervielfäitigung, Verbreitung (auch in digitalisierter Form), der öffentidicn Wiedergabe sowie das Recht zur Vornahme von Bearbeitungen und anderen Umgestaltungen. Eine etwaige Vergütung für die Übertragung dieser Rechte ist durch die Vergütung des Arbeitnehmers nach § 3 abgegoiten.
(2) In case of inventions, developments and other creations of the EMPLOYEE which are not covered by the subject scope of the Law on Employee inventions but by the subject scope of the Copyright Act (Urhebergesetz), the EMPLOYEE already herewith assigns all related exclusive exploitation rights with respect to all known manners of use to the EMPLOYER, in particular the right to make copies, the right of distribution (also digitalized), of public rendering and the right of development and other modifications. Any potential remuneration for the assignment of these rights is covered by the remuneration due to the EMPLOYEE under section 3.

§ 11	§ 11
Abtretung von Ansprüchen aus dem Arbeitsverhältnis	Assignment of Claims arising from Employment
Der Arbeitnehmer darf seine Gehalts- und sonstigen Ansprüche aus dem Arbeitsverhältnis mit dem Arbeitgeber nur mit sehriftlicher Zustimmung des Arbeitgebers abtreten oder verpfänden.	Unless agreed to in writing by EMPLOYER, the EMPLOYEE may not assign or pledge any salaries or other claims resulting from the employment.

§ 12	§ 12
Stock Options	Stock Options
Dem Arbeitnehmer werden möglicherweise von der Geseilschafterin des Arbeigebers, der Motive Communications, Inc. mit dem Sitz in Austin, Texas, USA, Stock Options gewährt, Der Arbeitnehmer verpflichtet sich, dem Arbeitgeber jede Gewährung und jede Ausübung von Stock Options unverzüglich schriftlich anzuzeigen.	Possibly, the EMPLOYEE will be granted Stock Options by the shareholder of the EMPLOYER, the Motive Communications, Inc. with its statutory seat in Austin, Texas, USA. The employee commits himself to indicate each grant and each exercise of stock options immediately to the EMPLOYER in written form.

§ 13	§ 13
Herausgabe von Gegenständen	Return of Property
Bei Beendigung des Arbeitsverhäitnisses oder bel Freistellung von der Verpflichtung zur Arbeitsleistung hat der Arbeitnehmer von sich aus unverzüglich sämtliche den Arbeitgeber und die mit ihm verbundenen Unternehmen betreffenden und die von diesen dem Arbeitnehmer überiassenen Gegenstände, insbesondere Dienstwagen, Bücher, Schriften, Aufzeichnungen und Datenträger, an den Arbeitgeber an dessen Sitz herauszugeben, ohne Abschriften oder Kopien zurückzubehalten. Ein Zu-rückbehaitungsrecht an den herauszugebenden Gegenstanden steht dem Arbeitnehmer nicht zu.	Upon termination of this employment relationship or upon a leave of absence was granted, the EMPLOYEE shall return immediately and unsolicited to the EMPLOYER and to the related companies at the seat of the EMPLOYER all objects concerning them and all objects issued by them to the EMPLOYEE, especially company car, books, documents, drawings and all means of data storage, without retaining any duplicates or copies thereof. The EMPLOYEE has no right of retention over any such objects.

§ 14	§ 14
Wettbewerbsverbot	Non-competition Provisions
(1) Für die Dauer des Arbeitsverhäitnlisses darf der Arbeitnehmer lm Geschäftszweig des Arbeitgebers oder der verbundenen Unternehmen und auf verwandten Gebieten weder für eigene noch für fremde Rechnung Geschäfte machen. Es ist ihm auch untersagt, sich an einem anderen Unternehmen, das sich auf diesen Gebieten betätigt, unmittelbar oder mittelbar zu beteillgen, für ein solches tägit zu werden oder ein solches Unternehmen in sonstiger Weise zu fördern. Dies gilt nicht für den Erwerb von Aktien und/oder Ge-schäftsanteilen, die keinen Einfluß auf die Organe der betreffenden Gesellschaft ermögllchen.
(1) During the term of employment, the EMPLOYEE may not transact any business activities concerning the branch of the EMPLOYER’S business or the branch of the business of its related companies, directly or indirectly, for his own account or for another’s account. Furthermore, the EMPLOYEE may not - directly or indirectly - have a share in a company which has the same field of activity as the EMPLOYER or its related companies and may not work for such a company or support it in another way. This does not apply to the acquisition of shares, which do not enable influence to the organs of the respective company.
(2) Für jeden Fall des Verstoßes gegen das Wettbewerbsverbot hat der Arbeitnehmer dem Arbeitgeber eine Vertragsstrafe ln Höhe von 10.000,00, — EUR zu bezahien. Die Vertragsstrafe tritt neben die übrigen Ansprüche der Arbeitgebers aus der Wettbewerbsvereinbarung. Bei einem andauernden Wettbewerbsverstoß gilt die Tätigkeit während eines Monats ais ein jeweils seibständiger Verstoß lm Sinne des Satzes 1 dieses Absatzes.
(2) For every case of a breach of this competition ban the EMPLOYEE shall pay a contractual penalty in the amount of 10,000.00 EUR. The contractual penalty accrues in addition to the other claims of the EMPLOYER under the competition ban. In the case of a continuing breach, each calendar month shall be deemed a separate breach in the sense of sentence l of this paragraph.

§ 15	§ 15
Schluβbestimmungen	Final Provisions
(1) Sollten einzeine Vertragsbestimmungen rechtsunwirksam sein oder werden, so wird dadurch die Gültigkeit des übrigen Vertragsinhalts nicht berührt. Die weggefallene Bestimmung ist durch eine Regeiung zu ersetzen, die dem Zweck der weggefallenen Bestimmung am nächsten kommt.
(1) Should individual provisions of this agreement be or become legally invalid, the effectiveness of the remainder of the contract shall remain unaffected thereby. The invalid provision shall be replaced by a provision, which most closely effects the purpose of the invalid provision.
(2) Dieser Arbeitsvertrag ersetzt alle eventuell getroffenen vorherigen schriftlichen oder mündlichen Absprachen zwischen den Parteien.	(2) This agreement supersedes any written or oral agreement between the parties possibly concluded prior to this agreement.
(3) Ãnderungen und Ergänzungen dieses Vertrags bedürfen zu ihrer Wirksamkeit der Schriftform. Dies gilt auch für eine Änderung oder Aufhebung des vorstehenden Satzes.	(3) All changes and supplementations to this agreement require the written form. This also applies to any amendment or cancellation of the foregoing sentence.
(4) Auf diesen Vertrag findet das Recht der Bundesrepublik Deutschland unter Ausschiuβ der Koliisionsnormen Anwendung.	(4) This employment agreement is subject to German Law. The rules governing conflict of laws are excluded.
(5) Dieser Vertrag ist in deutscher und englischer Sprache geschiossen. Bel Widersprüchen ist der deutsche Vertragstext maβgeblich.	(5) This contract is concluded in the German and English languages. In the case of any discrepancy, the German wording prevails.

Perach, 18-9-03 Qrt, Datum Place, date	/s/ Ingolf Ruh Für den Arbeitgeber/On behalf of the EMPLOYER

Finning, 22-08-2003 Ort, Datum Place, date	/s/ Markus Remark Arbeitnehmer/EMPLOYEE